Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months ended 31 March 2026

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and nine months ended 31 March 2026 and 2025 - unaudited	13
Interim consolidated statement of comprehensive income/(loss) for the three and nine months ended 31 March 2026 and 2025 - unaudited	14
Interim consolidated balance sheet as of 31 March 2026, 30 June 2025 and 31 March 2025 - unaudited	15
Interim consolidated statement of changes in equity for the nine months ended 31 March 2026, the three months ended 30 June 2025 and the nine months ended 31 March 2025 - unaudited	17
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2026 and 2025 - unaudited	18
Notes to the interim consolidated financial statements - unaudited	19

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2025, as filed with the Securities and Exchange Commission on 18 September 2025 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year heritage we have won 69 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas and Qualcomm that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 March 2026 as compared to the three months ended 31 March 2025

	Three months ended 31 March (in £ millions)		% Change
	2026	2025	2026 over 2025
Revenue	189.5	160.5	18.1%
Commercial revenue	82.4	74.7	10.3%
Broadcasting revenue	64.9	41.3	57.1%
Matchday revenue	42.2	44.5	(5.2)%
Total operating expenses	(179.2)	(162.1)	(10.5)%
Employee benefit expenses	(70.8)	(71.2)	0.6%
Other operating expenses	(34.0)	(38.1)	10.8%
Depreciation	(5.3)	(4.2)	(26.2)%
Amortization	(52.4)	(45.9)	(14.2)%
Exceptional items	(16.7)	(2.7)	(518.5)%
(Loss)/profit on disposal of intangible assets	(5.2)	2.3	-
Net finance costs	(20.3)	(3.8)	(434.2)%
Income tax credit	3.4	0.4	750.0%
Loss after tax	(11.8)	(2.7)	(337.0)%

Revenue

Total revenue for the three months ended 31 March 2026 was £189.5 million, an increase of £29.0 million, or 18.1%, over the three months ended 31 March 2025, as a result of an increase in our Commercial and Broadcasting sectors, partially offset by a decrease in our Matchday sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2026 was £82.4 million, an increase of £7.7 million, or 10.3%, over the three months ended 31 March 2025.

•	Sponsorship revenue for the three months ended 31 March 2026 was £38.5 million, a decrease of £4.0 million, or 9.4%, over the three months ended 31 March 2025, primarily due to the Club’s training kit sponsorship agreement with Tezos in the prior year, which ended before the start of the 2025/26 season, partially offset by other changes in our commercial partner mix.

•	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2026 was £43.9 million, an increase of £11.7 million, or 36.3%, over the three months ended 31 March 2025, due to stronger trading related to improved on pitch performance, combined with a one-off credit relating to amended terms of our in-house e-commerce business launched in the prior year.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2026 was £64.9 million, an increase of £23.6 million, or 57.1%, over the three months ended 31 March 2025, primarily due to the men’s first team estimating a higher Premier League finishing position for the 2025/26 season versus the 2024/25 season, combined with an increased value of the Premier League’s latest international broadcasting rights cycle.

Matchday revenue

Matchday revenue for the three months ended 31 March 2026 was £42.2 million, a decrease of £2.3 million, or 5.2%, over the three months ended 31 March 2025, due to playing three fewer home matches compared to the prior year quarter, partially offset by improved performance of our Matchday revenue sector on a per game basis.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the three months ended 31 March 2026 were £179.2 million, an increase of £17.1 million, or 10.5%, over the three months ended 31 March 2025.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2026 were £70.8 million, a decrease of £0.4 million, or 0.6%, over the three months ended 31 March 2025. The club continues to see the financial benefits of headcount reduction programs implemented during the prior year.

Other operating expenses

Other operating expenses for the three months ended 31 March 2026 were £34.0 million, a decrease of £4.1 million, or 10.8%, over the three months ended 31 March 2025. This is primarily due to decreased matchday costs associated with playing three fewer home matches in the quarter.

Depreciation

Depreciation for the three months ended 31 March 2026 was £5.3 million, compared to £4.2 million for the three months ended 31 March 2025.

Amortization

Amortization, primarily of registrations, for the three months ended 31 March 2026 was £52.4 million, an increase of £6.5 million, or 14.2%, over the three months ended 31 March 2025, due to investment in the first team playing squad. The unamortized balance of registrations as of 31 March 2026 was £520.8 million.

Exceptional items

Exceptional items for the quarter were a cost of £16.7 million, primarily as a result of costs associated with the exit of former men’s first team head coach Ruben Amorim, along with certain members of his coaching team. Exceptional items in the prior year quarter were a cost of £2.7 million as a result of compensation for loss of office costs related to the restructuring of the club’s operations.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the three months ended 31 March 2026 was £5.2 million, compared to a profit on disposal of £2.3 million for the three months ended 31 March 2025.

Net finance costs

Net finance costs for the three months ended 31 March 2026 were £20.3 million, compared to net finance costs of £3.8 million for the three months ended 31 March 2025. The movement was driven by an unfavourable swing in foreign exchange rates in the current quarter resulting in a £10.3 million unrealized foreign exchange loss on unhedged USD borrowings. This compares to a favourable swing in foreign exchange rates resulting in a £7.3 million unrealized foreign exchange gain on unhedged USD borrowings in the prior year quarter.

Income tax

The income tax credit for the three months ended 31 March 2026 was £3.4 million, compared to a credit of £0.4 million for the three months ended 31 March 2025.

Nine months ended 31 March 2026 as compared to the nine months ended 31 March 2025

	Nine months ended 31 March (in £ millions)		% Change
	2026	2025	2026 over 2025
Revenue	520.1	502.3	3.5%
Commercial revenue	245.1	245.1	-
Broadcasting revenue	157.1	134.2	17.1%
Matchday revenue	117.9	123.0	(4.1)%
Total operating expenses	(525.5)	(544.2)	3.4%
Employee benefit expenses	(219.6)	(234.0)	6.2%
Other operating expenses	(113.0)	(123.0)	8.1%
Depreciation	(15.1)	(12.8)	(18.0)%
Amortization	(161.1)	(148.6)	(8.4)%
Exceptional items	(16.7)	(25.8)	35.3%
Profit on disposal of intangible assets	43.0	38.7	11.1%
Net finance costs	(55.7)	(32.7)	70.3%
Income tax credit	3.8	6.8	(44.1)%
Loss after tax	(14.3)	(29.1)	50.9%

Revenue

Total revenue for the nine months ended 31 March 2026 was £520.1 million, an increase of £17.8 million, or 3.5%, over the nine months ended 31 March 2025, as a result of an increase in our Broadcasting sector, partially offset by a decrease in our Matchday sector, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2026 was £245.1 million, unchanged from the nine months ended 31 March 2025.

•	Sponsorship revenue for the nine months ended 31 March 2026 was £122.7 million, a decrease of £14.6 million, or 10.6%, over the nine months ended 31 March 2025, primarily due to the Club’s training kit sponsorship agreement with Tezos in the prior year, which ended before the start of the 2025/26 season, partially offset by other changes in our commercial partner mix.

•	Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2026 was £122.4 million, an increase of £14.6 million, or 13.5%, over the nine months ended 31 March 2025, due to improved performance of our e-commerce business, combined with the current year containing a full nine months of trading under our new model in partnership with SCAYLE, compared to only seven months under the new model in the prior year.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2026 was £157.1 million, an increase of £22.9 million, or 17.1%, over the nine months ended 31 March 2025, primarily due to the men’s first team estimating a higher Premier League finishing position for the 2025/26 season versus the 2024/25 season, combined with an increased value of the Premier League’s latest international broadcasting rights cycle.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2026 was £117.9 million, a decrease of £5.1 million, or 4.1%, over the nine months ended 31 March 2025, primarily due to the men’s first team playing eight fewer home matches across all competitions in the current year compared to the prior year, partially offset by improved performance of our Matchday revenue sector on a per game basis.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization and exceptional items) for the nine months ended 31 March 2026 were £525.5 million, a decrease of £18.7 million, or 3.4%, over the nine months ended 31 March 2025.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2026 were £219.6 million, a decrease of £14.4 million, or 6.2%, over the nine months ended 31 March 2025, primarily due to the impact of headcount reduction programs implemented during the prior year.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2026 were £113.0 million, a decrease of £10.0 million, or 8.1%, over the nine months ended 31 March 2025. This is primarily due to decreased matchday costs associated with playing eight fewer home matches in the current year compared to the prior year.

Depreciation

Depreciation for the nine months ended 31 March 2026 was £15.1 million, an increase of £2.3 million, or 18.0%, over the nine months ended 31 March 2025.

Amortization

Amortization, primarily of players’ registrations, for the nine months ended 31 March 2026 was £161.1 million, an increase of £12.5 million, or 8.4%, over the nine months ended 31 March 2025, due to increased investment in the first team playing squad. The unamortized balance of registrations as of 31 March 2026 was £520.8 million.

Exceptional items

Exceptional items for the nine months ended 31 March 2026 were £16.7 million, primarily as a result of costs associated with the exit of former men’s first team head coach Ruben Amorim, along with certain members of his coaching team. Exceptional items for the nine months ended 31 March 2025 were £25.8 million. This included costs related to the restructuring of the club’s operations including compensation for loss of office, and costs associated with the departure of former men’s first team manager Erik ten Hag and other football staff.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the nine months ended 31 March 2026 was £43.0 million, compared to a profit of £38.7 million for the nine months ended 31 March 2025.

Net finance costs

Net finance costs for the nine months ended 31 March 2026 were £55.7 million, compared to net finance costs of £32.7 million for the nine months ended 31 March 2025. This is primarily due to an unfavorable swing in foreign exchange rates in the current year (loss on re-translation of unhedged USD borrowings of £10.3 million), compared to a favorable swing in the prior year (gain on re-translation of unhedged USD borrowings £8.0 million).

Income tax

The income tax credit for the nine months ended 31 March 2026 was £3.8 million, compared to a credit of £6.8 million for the nine months ended 31 March 2025.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditures for the improvement of facilities at Old Trafford and the Carrington training ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and, for certain periods, dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow, proceeds from the transfer fees from the sale of players’ registrations and drawdowns on our revolving facility. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facility. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise. As of 31 March 2026, we had cash resources of £60.9 million and all funds are held as cash and cash equivalents and therefore available on demand. As of 31 March 2026, we also had access to an undrawn revolving facility of £140 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facility will be sufficient to meet our long-term future needs. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital.

Our business ordinarily generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and, for certain periods, UEFA is paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is amortized through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 31 March 2026, we had £260 million of outstanding loans under our revolving facility and access to undrawn capacity of £140 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facility to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs payable to other football clubs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2026 and 2025:

	Nine months ended 31 March (in £ millions)
	2026	2025
Cash flow from operating activities
Cash generated from operations	42.7	2.2
Net interest paid	(27.7)	(29.3)
Tax paid	(0.4)	(0.5)
Net cash inflow/(outflow) from operating activities	14.6	(27.6)
Cash flow from investing activities
Payments for property, plant and equipment	(19.5)	(34.1)
Payments for intangible assets	(257.9)	(239.7)
Proceeds from sale of intangible assets	143.6	44.1
Net cash outflow from investing activities	(133.8)	(229.7)
Cash flow from financing activities
Proceeds from issue of shares	-	80.0
Proceeds from borrowings	225.0	230.0
Repayment of borrowings	(125.0)	(50.0)
Debt issue costs paid	(2.5)	-
Principal elements of lease payments	(1.6)	(0.3)
Net cash inflow from financing activities	95.9	259.7
Net (decrease)/increase in cash and cash equivalents (1)	(23.3)	2.4

(1) Excludes the effects of exchange rate movements on cash and cash equivalents.

Net cash inflow/(outflow) from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenues from the Premier League and UEFA and sponsorship and other commercial revenues. Cash generated from operations for the nine months ended 31 March 2026 was £42.7 million, compared to cash generated from operations of £2.2 million for the nine months ended 31 March 2025.

Additional changes in net cash outflow from operating activities generally reflect our finance costs. We currently pay a fixed rate of interest on our senior secured notes and variable rates of interest on our secured term loan facility and revolving facility. Net cash inflow from operating activities for the nine months ended 31 March 2026 was £14.6 million, compared to a net cash outflow of £27.6 million for the nine months ended 31 March 2025.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, is funded through cash flow generated from operations, proceeds from the sale of intangible assets and from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable, with the exception of irregular one-off projects, as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the nine months ended 31 March 2026 was £133.8 million, a decrease of £95.9 million from £229.7 million for the nine months ended 31 March 2025.

For the nine months ended 31 March 2026, net capital expenditure on property, plant and equipment was £19.5 million, a decrease of £14.6 million from £34.1 million for the nine months ended 31 March 2025, due to the significant improvements to our Carrington training facility that took place in the prior year.

For the nine months ended 31 March 2026, net capital expenditure on intangible assets was £114.3 million, a decrease of £81.3 million from £195.6 million for the nine months ended 31 March 2025. The current year includes the impact of proceeds raised from the sale of future dated transfer fee receivables due from other football clubs.

Net cash inflow from financing activities

Net cash inflow from financing activities for the nine months ended 31 March 2026 was £95.9 million, compared to net cash inflow of £259.7 million for the nine months ended 31 March 2025. This is due to a net drawdown of £100.0 million on our revolving facilities in the current year, compared to a £180.0 million net revolving facility drawdown and proceeds from the issue of shares of £80.0 million in the prior year.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facility. As part of the security for our senior secured notes, our secured term loan facility and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 March 2026, the sterling equivalent of £320.9 million (net of unamortized issue costs of £0.7 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first-round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 March 2026.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 31 March 2026, the sterling equivalent of £169.3 million (net of unamortized issue costs of £1.0 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to the Secured Overnight Financing Rate (SOFR) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 March 2026.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facility

Our most recent revolving facility agreement dated 10 February 2026, allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £400 million from a syndicate of lenders with Bank of America Designated Activity Company as agent and security trustee. This facility agreement was amended in the period to increase capacity by £50 million to £400 million (on 10 February 2026) and to extend the maturity of the facility to 31 December 2029 (on 9 July 2025). Management have assessed this amendment as a modification to an existing facility under IFRS 9.

As of 31 March 2026, we had £260 million in outstanding loans and £140 million in borrowing capacity under our revolving facility agreement.

Loans under the revolving facility attract interest at a rate per annum equal to SONIA plus a credit adjustment spread (or in relation to a loan in Euros, EURIBOR, or in relation to a loan in USD, SOFR plus a credit adjustment spread) (provided that if that rate is less than zero, SONIA or, as the case may be, EURIBOR or SOFR (as applicable) shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the revolving facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

A commitment fee is payable on the available but undrawn amount of the revolving facility, at a rate equal to 35% per annum of the applicable margin.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The revolving facility agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan and is scheduled to expire on 31 December 2029. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 March 2026 is £144.4 million (30 June 2025: £135.8 million; 31 March 2025: £138.8 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 March 2026, we believe receipt of £nil to be probable (30 June 2025: £nil; 31 March 2025: £nil).

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2026, we had not entered into any other off-balance sheet transactions.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Revenue from contracts with customers	6	189,497	160,564	520,149	502,329
Operating expenses	7	(179,190)	(162,128)	(525,508)	(544,206)
(Loss)/profit on disposal of intangible assets	9	(5,201)	2,271	43,019	38,662
Operating profit/(loss)		5,106	707	37,660	(3,215)
Finance costs		(26,758)	(13,783)	(63,309)	(44,749)
Finance income		6,439	10,019	7,609	12,018
Net finance costs	10	(20,319)	(3,764)	(55,700)	(32,731)
Loss before income tax		(15,213)	(3,057)	(18,040)	(35,946)
Income tax credit	11	3,436	347	3,806	6,820
Loss for the period		(11,777)	(2,710)	(14,234)	(29,126)

Loss per share during the period:
Basic loss per share (pence)	12	(6.83)	(1.57)	(8.25)	(17.09)
Diluted loss per share (pence)(1)	12	(6.83)	(1.57)	(8.25)	(17.09)

(1) For the three and nine months ended 31 March 2026 and the three and nine months ended 31 March 2025, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income/(loss) - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Loss for the period	(11,777)	(2,710)	(14,234)	(29,126)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Movement on hedges	218	4,003	(1,134)	600
Income tax (expense)/credit relating to movements on hedges	(55)	(1,011)	283	(150)
Other comprehensive income/(loss) for the period, net of income tax	163	2,992	(851)	450
Total comprehensive (loss)/income for the period	(11,614)	282	(15,085)	(28,676)

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	296,289	292,334	280,008
Right-of-use assets	15	3,043	7,145	7,394
Investment property	16	19,224	19,433	19,503
Intangible assets	17	949,358	966,457	942,507
Deferred tax assets	18	29,472	24,927	25,336
Trade receivables	20	20,476	43,419	47,679
Derivative financial instruments	21	57	-	191
		1,317,919	1,353,715	1,322,618
Current assets
Inventories	19	13,687	13,053	12,003
Prepayments		18,401	17,438	19,460
Contract assets – accrued revenue	6.2	77,431	19,528	40,882
Trade receivables	20	100,666	133,728	123,122
Other receivables		1,309	13,694	1,696
Derivative financial instruments	21	110	472	21
Cash and cash equivalents	22	60,935	86,105	73,211
		272,539	284,018	270,395
Total assets		1,590,458	1,637,733	1,593,013

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

		As of
	Note	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
EQUITY AND LIABILITIES
Equity
Share capital	23	56	56	56
Share premium		307,345	307,345	307,345
Treasury shares	24	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		(628)	223	(550)
Accumulated losses		(355,093)	(341,616)	(337,161)
Total equity		179,405	193,733	197,415
Non-current liabilities
Contract liabilities – deferred revenue	6.2	12,566	5,915	6,234
Trade and other payables	25	171,140	205,359	181,866
Borrowings	26	490,140	471,855	500,883
Lease liabilities	15	2,859	7,899	7,752
Derivative financial instruments	21	660	2,599	3,272
		677,365	693,627	700,007
Current liabilities
Contract liabilities – deferred revenue	6.2	142,586	205,490	171,472
Trade and other payables	25	310,983	359,246	298,435
Income tax liabilities		651	566	1,022
Borrowings	26	262,458	165,119	212,318
Lease liabilities	15	485	572	836
Derivative financial instruments	21	2,476	3,403	4,333
Provisions	27	14,049	15,977	7,175
		733,688	750,373	695,591
Total equity and liabilities		1,590,458	1,637,733	1,593,013

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury shares £’000	Merger reserve £’000	Hedging reserve £’000	Accumulated losses £’000	Total equity £’000
Balance at 1 July 2024	55	227,361	(21,305)	249,030	(1,000)	(309,251)	144,890
Loss for the period	-	-	-	-	-	(29,126)	(29,126)
Cash flow hedges	-	-	-	-	600	-	600
Tax expense relating to movement on hedges	-	-	-	-	(150)	-	(150)
Total comprehensive loss for the period	-	-	-	-	450	(29,126)	(28,676)
Proceeds from issue of shares	1	79,984	-	-	-	-	79,985
Equity-settled share-based payments	-	-	-	-	-	1,216	1,216
Balance at 31 March 2025	56	307,345	(21,305)	249,030	(550)	(337,161)	197,415
Loss for the period	-	-	-	-	-	(3,897)	(3,897)
Cash flow hedges	-	-	-	-	1,031	-	1,031
Tax expense relating to movement on hedges	-	-	-	-	(258)	-	(258)
Total comprehensive loss for the period	-	-	-	-	773	(3,897)	(3,124)
Equity-settled share-based payments	-	-	-	-	-	(558)	(558)
Balance at 30 June 2025	56	307,345	(21,305)	249,030	223	(341,616)	193,733
Loss for the period	-	-	-	-	-	(14,234)	(14,234)
Cash flow hedges	-	-	-	-	(1,134)	-	(1,134)
Tax credit relating to movement on hedges	-	-	-	-	283	-	283
Total comprehensive loss for the period	-	-	-	-	(851)	(14,234)	(15,085)
Equity-settled share-based payments	-	-	-	-	-	757	757
Balance at 31 March 2026	56	307,345	(21,305)	249,030	(628)	(355,093)	179,405

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Cash flow from operating activities
Cash generated from operations	28	38,403	34,767	42,719	2,168
Interest paid		(11,375)	(12,952)	(29,201)	(31,723)
Interest received		413	667	1,490	2,423
Tax paid		(72)	(165)	(370)	(464)
Net cash inflow/(outflow) from operating activities		27,369	22,317	14,638	(27,596)
Cash flow from investing activities
Payments for property, plant and equipment		(808)	(16,856)	(19,538)	(34,091)
Payments for intangible assets(1)		(41,672)	(36,063)	(257,870)	(239,720)
Proceeds from sale of intangible assets(1)		63,176	4,803	143,642	44,141
Net cash inflow/(outflow) from investing activities		20,696	(48,116)	(133,766)	(229,670)
Cash flow from financing activities
Proceeds from issue of shares		-	-	-	79,985
Proceeds from borrowings		60,000	30,000	225,000	230,000
Repayment of borrowings		(90,000)	(30,000)	(125,000)	(50,000)
Debt issue costs paid		(353)	-	(2,455)	-
Principal elements of lease payments		(81)	(102)	(1,609)	(293)
Net cash (outflow)/inflow from financing activities		(30,434)	(102)	95,936	259,692
Effects of exchange rate movements on cash and cash equivalents		(1,102)	3,570	(1,978)	(2,764)
Net increase/(decrease) in cash and cash equivalents		16,529	(22,331)	(25,170)	(338)
Cash and cash equivalents at beginning of period		44,406	95,542	86,105	73,549
Cash and cash equivalents at end of period	22	60,935	73,211	60,935	73,211

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in Note 17. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 25. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 20.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements - unaudited

1            General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 28 May 2026.

2            Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2025, as filed with the Securities and Exchange Commission on 18 September 2025, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Going concern

The Group has cash resources as of 31 March 2026 of £60.9 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 31 March 2026, the Group also has access to undrawn revolving facility capacity of £140 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 31 March 2026, the Group also has £260 million of outstanding loans under our revolving facility. The Group’s secured notes, revolving facility and term loan mature in 2027, 2029 and 2029 respectively. As of 31 March 2026, the Group was in compliance with all debt covenants.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the issuance of this report. For this reason, the Group continues to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3            Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2025, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the year ended 30 June 2026:

•	Lack of Exchangeability (Amendments to IAS 21)

The adoption of this amendment has not had a material effect on the Group’s financial statements.

New and amended standards and interpretations issued but not yet adopted

The following amendments to IFRS that have been issued by the IASB will become effective in a subsequent accounting period:

•	Presentation and Disclosure in Financial Statements (IFRS 18)

•	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7)

These changes are not expected to have a material effect on the Group’s results however the disclosure changes will impact key statements including the Consolidated Statement of Profit or Loss and the Consolidated Statement of Cash Flows as defined in IFRS 18, and the inclusion of management’s Adjusted EBITDA measure.

4            Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see Note 5

•	Estimate of fair value of registrations – see Note 17

•	Recognition of deferred tax assets – see Note 18

•	Recognition of tax related provisions – see Note 27

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2025.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5            Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain elements of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

i)	Commercial

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

In July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Under the extended term, a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season and a critical accounting estimate exists in estimating the value of any such deductions over the life of the contract. The total revenue of this contract including the estimated deduction in respect of the Champions League clause is recognized evenly over the life of contract and the impact of changing the estimated deduction by one year on revenue recognized in any one financial year is £0.8 million.

In line with IFRS 15, management re-assess this estimate at the end of each reporting period and will make adjustments to revenue recognition as appropriate.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5              Seasonality of revenue (continued)

ii)	Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probably that no revenue recognized will be reversed). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

iii)	Matchday

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6              Revenue from contracts with customers

6.1	Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently, the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All non-current assets, other than US deferred tax assets, are held within the United Kingdom. All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Sponsorship	38,528	42,532	122,673	137,241
Retail, merchandising, apparel & product licensing	43,863	32,218	122,396	107,865
Commercial	82,391	74,750	245,069	245,106
Domestic competitions	58,898	33,317	146,829	110,097
European competitions	4,678	6,782	5,937	19,555
Other	1,298	1,193	4,384	4,562
Broadcasting	64,874	41,292	157,150	134,214
Matchday	42,232	44,522	117,930	123,009
	189,497	160,564	520,149	502,329

6.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2024	39,778
Recognized in revenue during the period	104,119
Cash received/amounts invoiced during the period	(103,015)
At 31 March 2025	40,882
Recognized in revenue during the period	8,889
Cash received/amounts invoiced during the period	(30,243)
At 30 June 2025	19,528
Recognized in revenue during the period	72,017
Cash received/amounts invoiced during the period	(14,114)
At 31 March 2026	77,431

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6              Revenue from contracts with customers (continued)

6.2	Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if Commercial, Broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2024	(198,628)	(5,347)	(203,975)
Recognized in revenue during the period	187,636	-	187,636
Cash received/amounts invoiced during the period	(161,367)	-	(161,367)
Reclassified to current during the period	887	(887)	-
At 31 March 2025	(171,472)	(6,234)	(177,706)
Recognized in revenue during the period	101,413	-	101,413
Cash received/amounts invoiced during the period	(135,112)	-	(135,112)
Reclassified to current during the period	(319)	319	-
At 30 June 2025	(205,490)	(5,915)	(211,405)
Recognized in revenue during the period	189,396	-	189,396
Cash received/amounts invoiced during the period	(133,143)	-	(133,143)
Reclassified to current during the period	6,651	(6,651)	-
At 31 March 2026	(142,586)	(12,566)	(155,152)

Commercial, Broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

7	Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Employee benefit expenses	(70,831)	(71,253)	(219,558)	(233,985)
Depreciation - property, plant and equipment (Note 14)	(5,045)	(3,928)	(14,238)	(11,796)
Depreciation – right-of-use assets (Note 15)	(194)	(256)	(668)	(797)
Depreciation - investment property (Note 16)	(70)	(70)	(209)	(210)
Amortization (Note 17)	(52,352)	(45,867)	(161,104)	(148,560)
Retail, merchandising and e-commerce costs	(10,238)	(7,789)	(33,459)	(29,066)
External Matchday costs	(8,537)	(9,510)	(20,338)	(26,926)
Property costs	(2,619)	(4,556)	(11,541)	(13,089)
Other operating expenses	(12,618)	(16,241)	(47,707)	(53,944)
Exceptional items (Note 8)	(16,686)	(2,658)	(16,686)	(25,833)
	(179,190)	(162,128)	(525,508)	(544,206)

8	Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Club restructuring and redundancy costs	(836)	(14)	(836)	(8,690)
Costs associated with loss of office	(15,850)	(2,644)	(15,850)	(17,143)
	(16,686)	(2,658)	(16,686)	(25,833)

Exceptional items for the three and nine months ended 31 March 2026 include costs associated with the departure of former men’s first team had coach Ruben Amorim and various members of his coaching staff, in addition to costs recognised in respect of the Club’s restructuring initiatives.

Exceptional items for the three and nine months ended 31 March 2025 include compensation for loss of office costs related to the restructuring of the club’s operations and a redundancy scheme implemented in the first half of fiscal year 2025, as well as costs associated with the departure of former men’s first team manager Erik ten Hag and various members of football staff.

9	(Loss)/profit on disposal of intangible assets

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
(Loss)/profit on disposal of registrations	(5,201)	2,271	43,019	38,662

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10	Net finance costs

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Interest payable on bank loans and overdrafts	(414)	(123)	(613)	(957)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(8,491)	(9,108)	(27,116)	(27,463)
Interest payable on lease liabilities (Note 15)	(24)	(209)	(272)	(488)
Amortization of issue costs on secured term loan facility, senior secured notes and revolving facilities	(359)	(446)	(1,264)	(1,436)
Foreign exchange losses on retranslation of unhedged US dollar borrowings (1)	(5,343)	-	(10,258)	-
Unwinding of discount on deferred payments relating to registrations	(4,564)	(3,549)	(14,014)	(12,326)
Player receivable transactions	(4,820)	-	(4,820)	-
Hedge ineffectiveness on cash flow hedges	(2,743)	-	(4,952)	-
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	-	(348)	-	(2,079)
Total finance costs	(26,758)	(13,783)	(63,309)	(44,749)
Interest receivable on short-term bank deposits	413	666	1,489	2,422
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	-	7,285	-	8,033
Release of discounts related to player receivable transactions	5,949	-	5,949	-
Interest on provisions	34	405	120	191
Hedge ineffectiveness on cash flow hedges	-	1,663	-	1,372
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	43	-	51	-
Total finance income	6,439	10,019	7,609	12,018
Net finance costs	(20,319)	(3,764)	(55,700)	(32,731)

(1) Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavourable swing in foreign exchange rates.

(2)  Unrealized foreign exchange gains on unhedged USD borrowings due to a favourable swing in foreign exchange rates.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11	Income tax credit

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Current tax
Current tax on loss for the period	(45)	(71)	(180)	(176)
Foreign tax	-	(150)	(276)	(883)
Total current tax expense	(45)	(221)	(456)	(1,059)
Deferred tax
Origination and reversal of temporary differences	3,481	568	4,262	7,879
Total deferred tax credit	3,481	568	4,262	7,879
Total income tax credit	3,436	347	3,806	6,820

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2026 is 22.63% (30 June 2025: 19.76%).

The current year estimated weighted average annual tax rate of 22.63% is lower than the UK rate of 25% mainly due to costs not deductible in the UK associated with Manchester United plc operations, which reduces carried forward losses.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income/(loss):

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Deferred tax (Note 18)	(55)	(1,011)	283	(150)
Total income tax (expense)/credit recognized in other comprehensive income/(loss)	(55)	(1,011)	283	(150)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12	Loss per share

	Three months ended 31 March		Nine months ended 31 March
	2026	2025	2026	2025
Loss for the period (£’000)	(11,777)	(2,710)	(14,234)	(29,126)
Basic loss per share (pence)	(6.83)	(1.57)	(8.25)	(17.09)
Diluted loss per share (pence) (1)	(6.83)	(1.57)	(8.25)	(17.09)

(i)	Basic loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of ordinary shares in issue during the period.

(ii)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

(iii)	Weighted average number of shares used as the denominator

	Three months ended 31 March		Nine months ended 31 March
	2026 Number ‘000	2025 Number ‘000	2026 Number ‘000	2025 Number ‘000
Class A ordinary shares	57,769	57,688	57,768	57,688
Class B ordinary shares	116,348	116,348	116,348	116,348
Treasury shares	(1,683)	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	172,434	172,353	172,433	170,459
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(1)	172,434	172,353	172,433	170,459

(1) For the three and nine months ended 31 March 2026 and the three and nine months ended 31 March 2025, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

13	Dividends

No dividends were paid in the nine months ended 31 March 2026 (nine months ended 31 March 2025: nil).

14	Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Assets under construction £’000	Total £’000
At 1 July 2025
Cost	289,943	43,560	84,079	42,007	459,589
Accumulated depreciation	(73,389)	(34,924)	(58,942)	-	(167,255)
Net book amount	216,554	8,636	25,137	42,007	292,334
Nine months ended 31 March 2026
Opening net book amount	216,554	8,636	25,137	42,007	292,334
Additions	11	6,134	1,952	10,096	18,193
Transfers	36,168	4,725	11,210	(52,103)	-
Depreciation charge	(3,694)	(4,926)	(5,618)	-	(14,238)
Closing net book amount	249,039	14,569	32,681	-	296,289
At 31 March 2026
Cost	326,122	54,419	97,241	-	477,782
Accumulated depreciation	(77,083)	(39,850)	(64,560)	-	(181,493)
Net book amount	249,039	14,569	32,681	-	296,289

At 1 July 2024
Cost	289,943	45,809	78,889	-	414,641
Accumulated depreciation	(69,910)	(34,395)	(54,218)	-	(158,523)
Net book amount	220,033	11,414	24,671	-	256,118
Nine months ended 31 March 2025
Opening net book amount	220,033	11,414	24,671	-	256,118
Additions	3	2,537	6,811	26,335	35,686
Depreciation charge	(2,609)	(4,075)	(5,112)	-	(11,796)
Closing net book amount	217,427	9,876	26,370	26,335	280,008
At 31 March 2025
Cost	289,946	48,346	85,700	26,335	450,327
Accumulated depreciation	(72,519)	(38,470)	(59,330)	-	(170,319)
Net book amount	217,427	9,876	26,370	26,335	280,008

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15	Leases

(i)            Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
Property	2,968	6,879	7,073
Plant and machinery	75	266	321
Total	3,043	7,145	7,394

Additions to right-of-use assets for the nine months ended 31 March 2026 amounted £792,000 (year ended 30 June 2025: £81,000; nine months ended 31 March 2025: £68,000).

Lease liabilities:

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
Current	485	572	836
Non-current	2,859	7,899	7,752
Total lease liabilities	3,344	8,471	8,588

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2024	8,641
Cash flows	(609)
Additions	68
Accretion expense	488
At 31 March 2025	8,588
Cash flows	(280)
Additions	13
Accretion expense	150
At 30 June 2025	8,471
Cash flows	(1,871)
Additions	792
Disposals	(4,320)
Accretion expense	272
At 31 March 2026	3,344

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15            Leases (continued)

(ii)           Amounts recognized in the consolidated statement of profit or loss:

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Depreciation charge of right -of-use assets
Property	(137)	(194)	(477)	(582)
Plant and machinery	(57)	(62)	(191)	(215)
	(194)	(256)	(668)	(797)
Interest expense (included in finance costs)	(24)	(209)	(272)	(488)
Expense relating to short-term leases (included in operating expenses)	(44)	(63)	(153)	(186)

(iii)          The group’s leasing activities and how these are accounted for

The Group leases various offices and equipment. All leases with a term of more than 12 months, unless the underlying asset is of low value, are recognized as a right-of-use asset, with a corresponding lease liability, at the date at which the leased asset is available for use by the Group.

The lease agreements do not impose any covenants other than the security interests in the right-of-use assets that are held by the lessor. Right-of-use assets may not be used as security for borrowing purposes.

Lease liabilities are initially measured on a present value basis. Lease liabilities include the net present value of lease payments, less any lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, which is generally the case for leases of the Group, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are initially measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Payments associated with short-term leases of property, plant and equipment and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16            Investment property

Total £’000
At 1 July 2025
Cost	32,193
Accumulated depreciation and impairment	(12,760)
Net book amount	19,433
Nine months ended 31 March 2026
Opening net book amount	19,433
Depreciation charge	(209)
Closing net book amount	19,224
At 31 March 2026
Cost	32,193
Accumulated depreciation and impairment	(12,969)
Net book amount	19,224

At 1 July 2024
Cost	32,193
Accumulated depreciation and impairment	(12,480)
Net book amount	19,713
Nine months ended 31 March 2025
Opening net book amount	19,713
Depreciation charge	(210)
Closing net book amount	19,503
At 31 March 2025
Cost	32,193
Accumulated depreciation and impairment	(12,690)
Net book amount	19,503

Investment properties were externally valued as of 30 June 2025 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2025 was £40,855,000. Management has considered the carrying amount of investment property as of 31 March 2026 and concluded that, as there are no indicators of impairment, an impairment test is not required.

The fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17            Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2025
Cost	421,453	1,102,880	30,169	1,554,502
Accumulated amortization	-	(565,532)	(22,513)	(588,045)
Net book amount	421,453	537,348	7,656	966,457
Nine months ended 31 March 2026
Opening net book amount	421,453	537,348	7,656	966,457
Additions	-	181,087	2,011	183,098
Disposals	-	(39,093)	-	(39,093)
Amortization charge	-	(158,542)	(2,562)	(161,104)
Closing net book amount	421,453	520,800	7,105	949,358
At 31 March 2026
Cost	421,453	1,187,136	32,180	1,640,769
Accumulated amortization	-	(666,336)	(25,075)	(691,411)
Net book amount	421,453	520,800	7,105	949,358

At 1 July 2024
Cost	421,453	943,896	26,781	1,392,130
Accumulated amortization	-	(535,317)	(19,249)	(554,566)
Net book amount	421,453	408,579	7,532	837,564
Nine months ended 31 March 2025
Opening net book amount	421,453	408,579	7,532	837,564
Additions	-	272,107	2,276	274,383
Disposals	-	(20,880)	-	(20,880)
Amortization charge	-	(146,097)	(2,463)	(148,560)
Closing net book amount	421,453	513,709	7,345	942,507
At 31 March 2025
Cost	421,453	1,071,917	29,057	1,522,427
Accumulated amortization	-	(558,208)	(21,712)	(579,920)
Net book amount	421,453	513,709	7,345	942,507

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17            Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.0% (2025: 2.0%), which does not exceed the long-term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 10.1% (2025: 11.3%) for each period and certain assumptions around progression in and qualification for domestic and European cup competitions, notably the Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•	increased discount rate;

•	more prudent assumptions around qualification for European competitions;

•	increased future capital expenditure; and

•	combinations of the above sensitivities.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 31 March 2026 is disclosed in Note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 March 2026 was £2,103,000 and £2,103,000 respectively (31 March 2025: £2,103,000 and £2,103,000 respectively).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18            Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
Net deferred tax asset	29,472	24,927	25,336

The movements in the net deferred tax assets are as follows:

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
At the beginning of the period	24,927	17,607	17,607
Credited to the statement of profit or loss (Note 11)	4,262	7,728	7,879
Credited/(expensed) to other comprehensive income/(loss) (Note 11)	283	(408)	(150)
At the end of the period	29,472	24,927	25,336

Group profits are subject to both UK and US corporate tax. The current US federal corporate income tax rate is 21% compared to the UK corporation tax rate of 25%. As the UK corporation tax rate is higher than the US federal corporate income tax rate, it is forecast that all future US cash tax will be sheltered by foreign tax credits derived from UK tax paid. A potential US deferred tax asset at the period end has therefore not been recognised as it is not forecast to give rise to a future economic benefit. Future increases in the US federal corporate income tax rate could result in the recognition of the US deferred tax asset.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, particularly around the performance of our Commercial revenue sector, including a prudent level of future uncontracted revenues in the forecast period, Broadcasting revenue assumptions around improved performance in domestic and UEFA club competitions, notably the Premier League and the UEFA Champions League, and Matchday revenue assumptions, notably attendances and matchday hospitality sales. These forecasts also take into account various cost-saving initiatives instigated by management in the years ended 30 June 2025 and 30 June 2024. As these are forecast numbers, estimation uncertainty is inherent and management make prudent assessments in arriving at our estimate. For example, prolonged under performance of the men’s first team compared to forecast could result in insufficient future taxable profits, resulting in a longer timeframe over which our deferred tax assets are recognizable or a limitation on the amount of deferred tax assets that are recoverable.

In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

19            Inventories

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
Finished goods	13,687	13,053	12,003

The cost of inventories recognized as an expense and included in operating expenses for the nine months ended 31 March 2026 amounted to £33,459,000 (year ended 30 June 2025: £38,726,000; nine months ended 31 March 2025: £29,066,000).

20            Trade receivables

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
Trade receivables	140,617	197,532	182,302
Less: provision for impairment of trade receivables	(19,475)	(20,385)	(11,501)
Net trade receivables	121,142	177,147	170,801
Less: non-current portion
Trade receivables	20,476	43,419	47,679
Current trade receivables	100,666	133,728	123,122

Net trade receivables include transfer fees receivable from other football clubs of £45,781,000 (30 June 2025: £102,614,000; 31 March 2025: £94,596,000) of which £20,476,000 (30 June 2025: £43,419,000; 31 March 2025: £47,679,000) is receivable after more than one year. Net trade receivables also include £62,687,000 (30 June 2025: £42,270,000; 31 March 2025: £17,291,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

Gross contractual trade receivables pre discounting as at 31 March 2026 were £124,172,000 (30 June 2025: £184,522,000; 31 March 2025: £179,802,000).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21            Derivative financial instruments

	31 March 2026		30 June 2025		31 March 2025
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Forward foreign exchange contracts	162	(3,056)	472	(5,875)	5	(7,605)
At fair value through profit or loss:
Embedded foreign exchange derivatives	5	(80)	-	(127)	207	-
	167	(3,136)	472	(6,002)	212	(7,605)
Less non-current portion:
Used for hedging:
Forward foreign exchange contracts	57	(660)	-	(2,599)	-	(3,272)
At fair value through profit or loss:
Embedded foreign exchange derivatives	-	-	-	-	191	-
Non-current derivative financial instruments	57	(660)	-	(2,599)	191	(3,272)
Current derivative financial instruments	110	(2,476)	472	(3,403)	21	(4,333)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

All of the financial instruments detailed above are included in Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22            Cash and cash equivalents

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
Cash at bank and in hand	60,935	86,105	73,211

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

23	Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2024	171,001	55
INEOS Limited investment – issue of shares	3,030	1
Employee share-based compensation awards – issue of shares	5	-
At 31 March 2025	174,036	56
Employee share-based compensation awards – issue of shares	81	-
At 30 June 2025	174,112	56
Employee share-based compensation awards – issue of shares	5	-
At 31 March 2026	174,117	56

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

In connection with the Trawlers Transaction, the Company issued 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares on 18 December 2024 for an aggregate subscription price of $100 million. This is in addition to the 1,966,899 Class A ordinary shares and 4,093,707 Class B ordinary shares issued to Trawlers Limited for an aggregate subscription price of $200 million in February 2024. On 18 December 2024, Trawlers Limited transferred its entire shareholding to INEOS Limited.

As of 31 March 2026, the Company’s issued share capital comprised 57,769,080 Class A ordinary shares and 116,348,173 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 24.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

24	Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2024	(1,683)	(21,305)
Acquisition of shares	-	-
At 31 March 2025	(1,683)	(21,305)
Acquisition of shares	-	-
At 30 June 2025	(1,683)	(21,305)
Acquisition of shares	-	-
At 31 March 2026	(1,683)	(21,305)

25            Trade and other payables

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
Trade payables	406,075	474,322	403,001
Other payables	4,867	12,660	10,384
Accrued expenses	59,737	57,204	56,010
Social security and other taxes	11,444	20,419	10,906
	482,123	564,605	480,301
Less: non-current portion
Trade payables	171,140	205,163	181,293
Other payables	-	196	573
Non-current trade and other payables	171,140	205,359	181,866
Current trade and other payables	310,983	359,246	298,435

Trade payables include transfer fees and other associated costs in relation to the acquisition of player registrations of £405,746,000 (30 June 2025: £447,131,000; 31 March 2025: £403,479,000) of which £171,140,000 (30 June 2025: £205,163,000; 31 March 2025: £181,108,000) is due after more than one year. Of the amount due after more than one year, £123,810,000 (30 June 2025: £140,093,000; 31 March 2025: £120,281,000) is expected to be paid between 1 and 2 years, and the balance of £47,330,000 (30 June 2025: £65,070,000; 31 March 2025: £60,827,000) is expected to be paid between 2 and 5 years.

Gross contractual trade payables pre discounting as at 31 March 2026 were £429,063,000 (30 June 2025: £501,195,000; 31 March 2025: £431,250,000). The gross contractual value of other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26            Borrowings

	31 March 2026 £’000	30 June 2025 £’000	31 March 2025 £’000
Senior secured notes	320,870	308,914	327,893
Secured term loan facility	169,270	162,941	172,990
Revolving credit facilities	260,000	160,000	210,000
Accrued interest on senior secured notes and revolving credit facilities	2,458	5,119	2,318
	752,598	636,974	713,201
Less: non-current portion
Senior secured notes	320,870	308,914	327,893
Secured term loan facility	169,270	162,941	172,990
Non-current borrowings	490,140	471,855	500,883
Current borrowings	262,458	165,119	212,318

The senior secured notes of £320,870,000 (30 June 2025: £308,914,000; 31 March 2025: £327,893,000) is stated net of unamortized issue costs amounting to £707,000 (30 June 2025: £1,615,000; 31 March 2025: £1,234,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2025: $425,000,000; 31 March 2025: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £169,270,000 (30 June 2025: £162,941,000; 31 March 2025: £172,990,000) is stated net of unamortized issue costs amounting to £980,000 (30 June 2025: £1,186,000; 31 March 2025: £1,254,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2025: $225,000,000; 31 March 2025: $225,000,000). The secured term loan facility attracts interest of the Secured Overnight Financing Rate (SOFR) plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26            Borrowings (continued)

The Group also has £260,000,000 (30 June 2025: £160,000,000; 31 March 2025: £210,000,000) in outstanding loans and £140,000,000 (30 June 2025: £150,000,000; 31 March 2025: £90,000,000) in borrowing capacity under our revolving facility. This facility terminates on 31 December 2029.

The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2026 and 2025 reporting periods.

27            Provisions

	Tax(1)	Other(2)	Total
	£’000	£’000	£’000
At 1 July 2024	7,335	460	7,795
Credited to profit or loss:
Movement in provisions	(699)	79	(620)
At 31 March 2025	6,636	539	7,175
Charged to profit or loss:
Movement in provisions	3,520	5,282	8,802
At 30 June 2025	10,156	5,821	15,977
Charged to profit or loss:
Movement in provisions	(1,989)	61	(1,928)
At 31 March 2026	8,167	5,882	14,049
Less: non-current portion
Provisions	-	-	-
Current provisions	8,167	5,882	14,049

(1) Tax provisions

Provisions in respect of player related tax matters. The timing of cash outflows are by their nature uncertain but it is management’s best estimate that these will be made within the next 12 months.

(2) Other provisions

Other provisions comprise management’s best estimates of a number of individually immaterial future liabilities. The amounts and timing of cash outflows are by their nature uncertain.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

28            Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Loss before income tax	(15,213)	(3,057)	(18,040)	(35,946)
Adjustments for:
Depreciation	5,309	4,254	15,115	12,803
Amortization	52,352	45,867	161,104	148,560
Profit on disposal of intangible assets	5,201	(2,271)	(43,019)	(38,662)
Net finance costs	20,319	3,764	55,700	32,731
Non-cash employee benefit expense - equity-settled share-based payments	279	419	757	1,216
Foreign exchange losses on operating activities	471	2,883	3,385	2,731
Reclassified from hedging reserve	150	(1,067)	1,968	1,876
Changes in working capital:
Inventories	5,079	1,420	(634)	(8,460)
Prepayments	1,833	7,806	724	(1,607)
Contract assets – accrued revenue	(12,201)	18,965	(57,903)	(1,104)
Trade receivables	(6,863)	(38,112)	6,119	(87,355)
Other receivables	172	326	12,385	1,039
Contract liabilities – deferred revenue	(15,044)	7,836	(56,253)	(26,269)
Trade and other payables	(1,633)	(13,876)	(36,881)	1,044
Provisions	(1,808)	(390)	(1,808)	(429)
Cash generated from operations	38,403	34,767	42,719	2,168

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2023 where the total deficit on the ongoing valuation basis was £20.6 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to the current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £649,000 per annum and based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2026.

As of 31 March 2026, the present value of the Group’s outstanding contributions (i.e. its future liability) is £342,000 (30 June 2025: £782,000; 31 March 2025: £926,000). This amounts to £342,000 (30 June 2025: £586,000; 31 March 2025: £584,000) due within one year and £nil (30 June 2025: £196,000; 31 March 2025: £342,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30            Financial risk management

30.1        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2025, as filed with the Securities and Exchange Commission on 18 September 2025, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2        Hedging activities

The Group uses derivative financial instruments to hedge certain exposures and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2026 to June 2029. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2026 $’000	30 June 2025 $’000	31 March 2025 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(2,500)	(32,500)	(11,000)
Net USD debt	647,500	617,500	639,000
Hedged future USD revenues (1)	(169,000)	(250,000)	(253,000)
Unhedged USD borrowings	478,500	367,500	386,000
Closing USD exchange rate ($: £)	1.3216	1.3709	1.2913

(1) A further portion of the profit and loss exposure (within net finance costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30            Financial risk management (continued)

30.2        Hedging activities (continued)

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Summary of hedging reserve

The Group’s hedging reserve comprises of two separate hedging reserves, the cash flow hedge reserve and the cost of hedging reserve. Details of balances in each reserve (net of tax) are shown below.

	At 31 March 2026 £’000	At 30 June 2025 £’000	At 31 March 2025 £’000
Cash flow hedge reserve	(76)	723	(870)
Cost of hedging reserve	(552)	(500)	320
Total hedging reserve	(628)	223	(550)

31            Contingent liabilities and contingent assets

31.1	Contingent liabilities

The Group had contingent liabilities at 31 March 2026 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £144,400,000 (30 June 2025: £135,761,000; 31 March 2025: £138,819,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2025: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2025: no material impact). As of 31 March 2026, the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC/MUWFC appearances/team success/new contract	83,699	41,764	125,463
International appearances	1,448	2,411	3,859
Awards and future transfers	15,018	60	15,078
	100,165	44,235	144,400

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31            Contingent liabilities and contingent assets (continued)

31.1	Contingent liabilities (continued)

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

31.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2026, the amount of such receipt considered to be probable was £nil (30 June 2025: £nil; 31 March 2025: £nil).

32            Commitments

32.1        Capital commitments

As at 31 March 2026, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1,051,000 (30 June 2025: £13,262,000; 31 March 2025: £28,120,000) and to other intangible assets amounting to £1,166,000 (30 June 2025: £nil; 31 March 2025: £nil). These amounts are not recognized as liabilities.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

33            Events occurring after the reporting period

33.1	Registrations

Subsequent to 31 March 2026, the playing registrations of certain footballers have been disposed of. Total net proceeds were £31,361,000 and the associated net book value was £28,674,000. Additionally, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £1,725,000 became receivable in respect of previous player registration disposals.

Also subsequent to 31 March 2026, the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £3,440,000. Sell-on fees and contingent consideration totalling £439,000 have been written back in respect of previous playing registration acquisitions.

33.2        Repayment of revolving facilities

On 22 April 2026, a repayment under our revolving facility of £50.0 million was made, taking the drawdown to £210.0 million, with available capacity of £190.0 million.

On 18 May 2026, a repayment under our revolving facility of £20.0 million was made, taking the drawdown to £190.0 million, with available capacity of £210.0 million.

On 27 May 2026, a repayment under our revolving facility of £40.0 million was made, taking the drawdown to £150.0 million, with available capacity of £250.0 million.

33.3	Announcement of Michael Carrick as Head Coach

On 22 May 2026, we announced that Michael Carrick will continue as Head Coach of our men’s first team, having a signed a new contract which will run to 2028.

34 Related party transactions

As of 31 March 2026, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.04% of our issued and outstanding Class A ordinary shares and 71.04% of our issued and outstanding Class B ordinary shares, representing 67.91% of the voting power of our outstanding capital stock. INEOS Limited owns 28.87% of our issued and outstanding Class A ordinary shares and 28.96% of our issued and outstanding Class B ordinary shares, representing 28.95% of the voting power of our outstanding capital stock.

During the nine months ended 31 March 2026, the Group provided sponsorship services of £600,000 to related party, INEOS Automotive Limited. There were no related party transactions in the nine months ended 31 March 2026.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

35            Subsidiaries

The following companies are all subsidiary undertakings of the Company as of 31 March 2026:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Non-trading company	100
MU Commercial Holdings Junior Limited	Non-trading company	100
MU Finance Limited	Non-trading company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.